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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                Commission File Number 000-23889
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(Check One):
[X] Form 10-K and Form 10-KSB    [ ] Form 11-K
[ ] Form 20-F                    [ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

For Period Ended:  December 31, 2000
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[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -----------------------------------------------

    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ----------------------

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                                     PART I
                             REGISTRANT INFORMATION

    Full name of registrant     BrightStar Information Technology Group, Inc.
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    Former name if applicable
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    Address of principal executive office (Street and number) 4900 Hopyard Road,
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Suite 200
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    City, state and zip code Pleasanton, California 94588
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                                     PART II
                            RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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    (b)  The subject annual report, semi-annual report, transition report on
         Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof
[X] will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

    State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company has recently issued 1,716,831 shares of its common stock in satisfaction of approximately $2.2 million of legal and severance obligations outstanding at December 31, 2000. The settlement of the obligations will have a material impact on the carrying value of the underlying liabilities to be reported in the Company's financial statements for the year ended December 31, 2000. The Company is currently completing its accounting for these transactions and is finalizing its assessment of an impairment of its remaining goodwill in order to accurately complete its annual report on Form 10K.

                                     12b25-1


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                                     PART IV
                                OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.

Joseph A. Wagda                                   (925) 251-0000
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     (Name)                                 (Area Code)       (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                            [X] Yes      [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrants results of operations for the quarter and year ended December 31, 2000 reflect substantial operating changes compared to the corresponding periods in 1999. The operating changes reflect a dramatic reduction in revenues and increased operating losses, which are a direct result of an industry-wide reduction in the demand for ERP and e-commerce consulting services. During 2000, the Company recorded material write-downs of goodwill associated with its Australian subsidiary which was divested in the fourth quarter; a write-down associated with its investment in Cogent Technologies, LLC, whose operations were discontinued in the third quarter of 2000; and is recording a fourth quarter write-down resulting from the impairment of the Company's remaining goodwill. Additionally, during the third quarter of 2000, the Company recorded a valuation allowance to offset all of its deferred tax assets. The Company did not record a tax benefit related to losses incurred in the fourth quarter of 2000.

In 1999, the Company recorded a $7.5 million loss from discontinued operations associated with its Integrated Controls, Inc. (ICON) subsidiary. During the third quarter of 2000, the Company sold ICON and recorded a charge of $1.0 million as a result of the sale.

Additional information regarding the Company's operations compared to prior periods can be found in the Company's third quarter 2000 report on Form 10Q and its S-1 Registration Statement dated December 18, 2000, as filed with the Securities and Exchange Commission.

BrightStar Information Technology Group, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     March 30, 2001            By:  Joseph A. Wagda
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Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative

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(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

    Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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